Changing the Standard of Care for Urothelial Cancers January 2018 Exhibit 99.1

This presentation and the accompanying oral presentation by UroGen Pharma Ltd. (“UroGen”) contains forward-looking statements. All statements contained herein other than statements of historical fact constitute forward-looking statements, including statements regarding UroGen’s anticipated results of operations and financial position, business strategy and operating plans and UroGen’s expectations for future operations. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including, but not limited to: the timing and success of preclinical studies and clinical trials conducted by or on behalf of UroGen, including with respect to the efficacy and safety of UroGen’s product candidates; UroGen’s ability to obtain and maintain regulatory approval of its product candidates, and the labeling for any approved products; the scope, progress, expansion and costs of developing and commercializing UroGen’s product candidates; UroGen’s ability to obtain and maintain intellectual property protection for its product candidates; UroGen’s anticipated growth strategies; UroGen’s expectations regarding competition; the anticipated trends and challenges in UroGen’s business and the markets in which it operates; UroGen’s ability to attract or retain key management and personnel; the size and growth of the potential markets for UroGen’s product candidates and its ability to serve those markets; the rate and degree of market acceptance of UroGen’s product candidates vis-à-vis alternative or existing therapies; UroGen’s expectations regarding regulatory requirements; developments in applicable regulatory regimes; and the manner in which UroGen intends to use its cash resources and the sufficiency thereof. Moreover, UroGen operates in a very competitive and rapidly changing environment in which new risks emerge from time to time. It is not possible for UroGen’s management to predict all risks, nor can UroGen assess the impact of all factors on its business or the extent to which any such factor or combination of factors may cause actual results to differ materially from those contained herein. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed herein may not occur, and UroGen’s actual results could differ materially and adversely from those anticipated or implied by the forward-looking statements contained herein. Except at required by law, UroGen undertakes no obligation to update any such forward-looking statements after the date hereof to conform to actual results or changes in UroGen’s expectations. Forward-Looking Statements

Our Strategy Obtain first FDA drug approval for the treatment of Upper Tract Urothelial Carcinoma (UTUC) (FDA Orphan Drug & Fast Track Designations Granted) 1 Changing the treatment paradigm for low-grade non-muscle invasive bladder cancer (NMIBC) 2 Enable treatment of high-grade urothelial carcinoma with immunotherapy drug, custom made for urology Develop immunotherapy drug to treat high-grade urothelial carcinoma 3 Leverage our strong leadership team 4

Bladder cancer is one of the top 10 most common cancers in the world There is a lack of FDA-approved drugs for the treatment of urinary tract diseases Significant Market Opportunity in Urologic Cancers UTUC: Upper Tract Urothelial Carcinoma No drugs approved by FDA NMIBC: Non-Muscle Invasive Bladder Cancer No drugs approved in over 15 years by FDA LG Non-Muscle Invasive 32% HG Non-Muscle Invasive 8% Muscle Invasive 60% US Prevalence 45,000 US Incidence 7,500/yr LG Non-Muscle Invasive 56% HG Non-Muscle Invasive 24% Muscle Invasive 20% US Prevalence 580,000 US Incidence 80,500/yr

Limitations of Current Treatment Options & Procedures UT Physiology Limits Drug Exposure Upper Tract = ~ 5 Minutes Bladder = ~ 30 Minutes Constant urine creation Bladder and upper tract movement Voiding Drug washes out before it has a chance to work properly UT Anatomy Limits Surgical Therapy Upper Tract = Intricate Structures Bladder = Hard to See All Tumors Renal pelvis anatomy makes it hard to see and reach all tumors Not all bladder tumors are easily seen, making complete tumor resection difficult

Current Standard of Care for UTUC & NMIBC Repeated Cycle of Surgical Therapy in Urology

Potential to Create New First-Line Treatment Option Avoids the need for hospitalization, general anesthesia and associated risks of surgery TURBT1 surgery has limitations due to the inability to properly identify, reach and resect all tumors In UTUC, inability to resect tumors often results in kidney and upper tract removal Avoiding Complications of Surgery SURGERY CHEMOABLATION ADJUVANT CHEMOTHERAPY Chemotherapy to Chemoablation 1 TURBT: Transurethral Resection of Bladder Tumor (current standard of care

Our Innovative RTGel Platform Technology in Urology

RTGel(1): Liquid at low temperature (LT) and converts into gel form at body temperature (BT) following intravesical instillation

1



LT
BT

Storage
Room temperature
Gel form

2



Pre-Instillation
Low temperature
Gel to Liquid form

3



During Instillation
Low temperature
Liquid form

4



Post-Instillation
Body temperature
Liquid to Gel form

5



In Bladder/Upper Tract
Body temperature
Gel form

(1) RTGel: Reverse Thermal Gelation Hydrogel.

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Arie Belldegrun, MD, FACS Chairman Ron Bentsur Chief Executive Officer Gil Hakim President, Israel Operation Gary Titus Chief Financial Officer Mark Schoenberg, MD Chief Medical Officer Christine Cassiano Corporate Affairs Officer Elyse Seltzer, MD SVP, Clinical Development Paul Chu VP, Business Development Jeffrey Bova VP, Commercial James Ottinger, R.PH VP, Regulatory Affairs The Management Team: Experienced in Drug Development, Oncology and Urology

Arie Belldegrun, MD, FACS Chairman Ron Bentsur Chief Executive Officer Kate Falberg Audit Committee Chair Cynthia Butitta Fred Cohen, MD Stuart Holden, MD Ran Nussbaum Pini Orbach, PhD The Board of Directors: Established Industry Leadership

Clinical Development Pipeline Product Candidate Proposed Indication Phase 1 Phase 2 Phase 3 Next Milestone Commercial Rights CHEMOABLATION MitoGel (Orphan) Low Grade Upper Tract Urothelial Carcinoma (UTUC) Ph 3 Data = Q3 2018 expected UroGen VesiGel Low Grade NMIBC Submit IND; Ph 2b Trial Initiation = 1H 2018 planned UroGen IMMUNOTHERAPY Vesimune (Orphan) Carcinoma in Situ (CIS) Bladder Cancer Ph2 Trial Initiation Combination Therapies = 2H 2018 UroGen NEUROMODULATION BotuGel Overactive Bladder Ph 2 Initiated by Allergan in November 2017 Allergan Ph 2a Ph 1b Ph 3 Ph 2

Validating the RTGel Platform Beyond Oncology Exclusive license agreement with Allergan Potential to evolve from multiple injections of BOTOX into the bladder to a single instillation into the bladder Up to $225 million ($25 million already received and $200 million in pending milestones) and tiered royalties on net sales Phase 2 trial initiated by Allergan in November 2017 BotuGel for Overactive Bladder

MitoGel™ For Low Grade UTUC RTGel / MMC1 sustained release formulation Potential to become first drug ever approved as a first-line chemoablation treatment of low-grade UTUC FDA Orphan Drug Designation FDA Fast Track Designation Planned NDA filing in Q1 2019 Phase 3 1 MMC: Mitomycin C

Localized treatment of hard to resect tumors; extensive tumor burden; some with solitary kidney Conducted in the United States, Europe and Israel >130 instillations performed Observed to be generally well-tolerated and feasible to administer MitoGel: Proof of Concept in UTUC 22 Patients with UTUC treated with MitoGel 18 Biopsies confirmed low-grade 14 Completed six weekly instillations UTUC Compassionate Use Program 13 Evaluable Response to MitoGel at PDE(1) 100% response to MitoGel therapy at PDE time point 8 = Complete Response 5 = Partial Response (1) PDE=Primary Disease Evaluation

MitoGel: Pivotal Trial Design and Expected Timing

Trial Starts	Recruiting and Treating Patients	End Recruitment, Primary Endpoint	NDA Filing[1]

2017 → **2018** → **2019**

Design:
- Single pivotal, open-label, single-arm, Phase 3 trial

Patient Group:
- Patients with low-grade UTUC

Number of Patients:
- ~70 patients

Treatment Regimen:
- Six weekly instillations of MitoGel

Primary Efficacy Endpoint:
- CR[2] at ~four weeks after last instillation
- Patients with CR will be:
  - Followed for durability
  - Treated with MitoGel monthly for up to 12 months of maintenance therapy

Regulatory Pathway:
- 505(b)(2)

[1] Only if clinical trial is successfully completed; [2] CR: Complete Response

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VesiGel™ For Low-Grade NMIBC RTGel / high dose MMC sustained-release formulation Potential alternative to TURBT Potential first-line chemoablation treatment of low-grade NMIBC Phase 2a

Patient Group: Patients with low-grade NMIBC Number of Evaluable Patients: Phase 1: 15 (not shown) Phase 2a: 65 DE: 12 with LG Treatment Regimen: Six weekly instillations No TURBT Primary Efficacy Endpoint: CR at ~four weeks after last instillation Phase 2a Dose Escalation (DE) CR % 20 22 12 VesiGel: Chemoablation Proof of Concept 86% complete response with VesiGel 0.12% (80mg) Using higher doses may not increase efficacy

VesiGel: Potential Alternative to TURBT


VesiGel vs. Active Control (0.1% MMC)
CR %
100%
80%
60%
40%
20%
0%
16
15
6
8
16
18
6
5
≤ 3 Tumors
> 3 Tumors
Tumor ≤ 1cm
Tumor > 1cm
VesiGel 80mg
Active Control

Eligibility for TURBT:
- Tumor size: > 1cm
- Multifocal: > 3 tumors

Shortcomings of TURBT:
- Nonvisible lesions
- Incomplete resection
- Hospitalization
- Anesthesia

VesiGel vs. Active Control:
- Higher CR rates in TURBT eligible group

VesiGel can allow for increased coverage of the bladder tissue designed to overcome shortcomings of TURBT surgery

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% of patients treated with VesiGel with complete response (CR) over 12 months ~80% durability at 12 months No additional treatments were given during this period 26 26 23 20 Durable CR % 22 28 28 25 22 24 100% 100% 89.3% 85.7% 78.6% VesiGel: Durable CRs in Clinical Program

Vesimune For CIS Bladder Cancer Novel Imiquimod formulation for bladder instillation Orphan Drug Designation for CIS bladder cancer Potential local immunotherapy for the treatment of CIS bladder cancer Phase 1b CIS = Carcinoma in Situ

Patient Group: Patients with NMIBC Number of Evaluable Patients: DE: 23 (not shown) Phase 1: 10 (under U.S. IND) Treatment Regimen: Six weekly instillations No TURBT to CIS patients Primary Efficacy Endpoint: CR at 5-7 weeks post last instillation Vesimune: Preliminary Proof of Concept Data Novel local immunotherapy drug for high-grade NMIBC Potential synergism with immune checkpoint inhibitors Vesimune single agent Physician directed follow-up Phase 1b CR %

70+ Patents & Patent Applications 13 Granted in US 20 Granted Ex-US Broad IP Coverage in Five Interrelated Disciplines 3 4 Pharmaceutical Composition Methods of Treatment 1 Combination Therapy Delivery System for Bladder and Upper UT Manufacturing Process 2 3 4 5

Enable treatment of high-grade urothelial carcinoma with immunotherapy drug, custom made for urology Emerging leader in the treatment of urothelial cancers and other urological indications Potential for first ever FDA drug approval for the treatment of Upper Tract Cancer Changing the treatment paradigm for low-grade bladder cancer Strong cash position of ~$79 million as of September 30, 2017 Management team with experience in drug development, oncology and urology UroGen Highlights

Thank you

UroGen: Transforming Treatment of Urothelial Cancers UroGen’s Proprietary Sustained Release Technology Improve therapeutic profiles of existing drugs Enable longer exposure to medications and improve localized therapy Treat non-muscle invasive urothelial cancers (LG upper tract carcinoma and bladder) Remove tumors without surgery